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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON D.C.  20549

                                   FORM 12B-25

Commission File Number 0-2380
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                           NOTIFICATION OF LATE FILING

(Check One)    /X/Form 10K    / /Form 11-K   / /Form 20-F   / /Form 10-Q

                        For Period Ended:  June 30, 1995
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/ /Transition Report on Form 10-K            / /Transition Report on Form 10-Q
/ /Transition Report on Form 20-F            / /Transition Report on Form N-SAR
/ /Transition Report on Form 11-K

For the Transition Period Ended:
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READ THE ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR
TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify
item(s) to which the notification relates:    N/A
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                         PART I.  REGISTRANT INFORMATION

Full Name of Registrant:  SPORTS ARENAS, INC.
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Former Name if Applicable:  N/A
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Address of principal executive office (Street and Number):  5230 Carroll Canyon
                                                            Road, Suite 310
City, State and Zip Code:                                   San Diego, CA  92121

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                        PART II.  RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check the appropriate box)

/X/ (a)The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b)The subject annual report, semi-annual report, transition report on Form
          10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                              PART III.  NARRATIVE

State in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     The Registrant is seeking relief pursuant to Rule 12b-25(b) due to the fact that the Registrant's Form 10-K for the year ended June 30, 1995 could not be filed without reasonable effort or expense. The Registrant is in the process of completing a transaction with an affiliate of the Registrant to satisfy concerns about the realizability of a note receivable from the affiliate. Resolution of this matter significantly impacts the preparation of the Registrant's financial statements for the year ended June 30, 1995 and will affect related disclosures in other sections of the Registrant's Form 10-K. The Registrant anticipates consummating the transaction and filing its Form 10-K as soon as practicable, but in no event later than Friday, October 13, 1995.

PART IV.  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Steven R. Whitman, Chief Financial Officer   (619) 587-1060
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                 (Name)                                (Telephone Number)

(2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
       the answer is no, identify report(s).                /X/ Yes   / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
       thereof?                                             / / Yes   /X/ No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SPORTS ARENAS, INC. has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date: September 28, 1995                By:
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                                                  Steven R. Whitman
                                                  Chief Financial Officer